EXHIBIT 99.2

INDONESIA ENERGY CORPORATION LIMITED

OPERATING AND FINANCIAL REVIEW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on April 26, 2024.

Business Overview

Indonesia Energy Corporation Limited (“IEC,” “the Company,” or “we,” “our,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (“Kruh Block”) and one oil and gas exploration block (“Citarum Block”). We have also identified a potential third exploration block, known as the Rangkas Area, and we may seek to acquire or otherwise obtain rights to additional oil and gas producing assets. In June 2024, new 3D seismic operations at the Company’s 63,000 acre Kruh Block commenced. Importantly, the Company anticipates that the results of this seismic work will allow it to drill one new production well at Kruh Block in early 2025, with the remaining 13 wells to be drilled between 2025 and 2028, subject to the availability of funding necessary to conduct such activity.

We produce oil through PT Green World Nusantara (“Green World”), our indirect wholly-owned subsidiary, which operates the Kruh Block under an agreement with PT Pertamina EP (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Joint Operation Partnership (the “KSO”) with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective August 9, 2023, Green World and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from the current 15% to 35%, for an increase of more than 100%. We received Pertamina’s signature to the Amended KSO in early September 2023.

Citarum Block is an exploration block initially covering an area of 3,924.67 km2 (969,807 acres). On April 18, 2024, the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (“SKK Migas”) approved the relinquishment of 1,378.78 Km2 block area, with remaining block area of 2,545.89 km2  . This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under Production Sharing Contract (“PSC”) agreement with SKK Migas.

Overview of Results of Operations

Our key financial and operating highlights for the six months ended June 30, 2024 are:

●	Total oil production by IEC for the six months ended June 30, 2024 was 23,697 barrels (“Bbl”), a decrease of 6,833 Bbl for the same period in 2023, which resulted in lower cost recovery entitlements and revenue for the six months ended June 30, 2024 compared to the same period in 2023. This decrease was primarily due to natural decline of production as a result of reservoir energy decline of existing wells.

●	The Indonesian Crude Price (“ICP”) increased approximately 8.22% from an average price of $74.13 per Bbl for the six months ended June 30, 2023 to $80.22 per Bbl for the same period in 2024, resulting in the corresponding increases in our revenue and cost recovery entitlements.

●	The average production cost per Bbl for the six months ended June 30, 2024 was $45.51 compared to $53.30 for same period in 2023. The lower production cost per Bbl in 2023 was primarily due to less oil production and expenses.

●	Kruh Block: with respect to our currently producing Kruh Block, our KSO contract commenced in May 2020 for production in the Kruh Block until 2030 and in August 2023, this has been amended to extend the contract term by 5 years to September 2035. We received government approval on our drilling, workover, G&G study and seismic program for Kruh Block. The last drilling of K-28 well was spudded on June 22, 2022. Final well testing has been planned in late 2024 due to rig schedule. From late 2023 to June 2024, we have completed a three-dimensional seismic acquisition program. The newly acquired high quality seismic data will be processed and interpreted, and used for the planning of next drilling program.

●	Citarum Block: with respect to Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program in 2026, subject to the availability of funding necessary to conduct such activity. Following comprehensive geological and geophysical assessments of the Citarum Block, we have elected to retain 2,545.89 km², after relinquishing 1,378.78 km² from the original 3,924.67 km² (969,807 acres). Our focus remains on assessing and ranking petroleum projects within the block as we prepare for the next phase of drilling and seismic operations.

Update to Kruh Block Drilling Program

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Indonesian government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been delayed.

As part of the 18 wells drilling program, 2 wells each were drilled in 2021 and 2022, we plan to complete the rest of 14 wells after the interpretation of the newly acquired three-dimensional seismic data is completed. As of June 30, 2024, we modified our drilling plan for Kruh Block with an anticipation to drill one well in 2025, with the remaining 13 wells to be drilled between 2025 and 2028, depending on the availability of funding necessary to conduct such activity.

With the amended KSO contract providing higher profit share and extension of 5 years production period effective in August 2023, besides the completion of drilling 14 remaining wells, additional drilling program would maximize the net cash flow and net present value of Kruh field development.

Citarum Block Update

Citarum Block is an exploration block initially covering an area of 3,924.67 km2 (969,807 acres). On April 18, 2024, the SKK Migas approved the relinquishment of 1,378.78 Km2 block area, with remaining block area of 2,545.89 km2. Our rights to Citarum Block run until July 2048 under the PSC agreement with SKK Migas.

With respect to the Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program in 2026, subject to the availability of funding necessary to conduct such activity. Our focus remains on assessing and ranking petroleum projects within the block as we prepare for the next phase of drilling and seismic operations.

Results of Operations for the Six Months Ended June 30, 2024 and 2023

Revenue

Revenues decreased by $397,867 or approximately 22%, to $1.44 million for the six months ended June 30, 2024 compared with the same period in 2023. The decrease was primarily due to a significant reduction in oil and gas production as the production of oil and gas is expected to decline progressively each year.

Lease operating expenses

Lease operating expenses decreased by $221,731 or approximately 13.63%, for the six months ended June 30, 2024 compared to the same period in 2023, mainly due to a decrease in equipment rental and well service cost.

Depreciation, depletion and amortization (DD&A)

DD&A decreased by $292,375, or approximately 49%, for the six months ended June 30, 2024 compared to the same period in 2023, primarily due to a decrease in depletion expenses related to the addition of oil and gas properties and a reduction in the oil and gas production in 2024.

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General and Administrative Expenses

General and administrative expenses increased by $62,445, or approximately 4.00%, to $1,623,973 for the six months ended June 30, 2024 compared to the same period in 2023 due to an increase in amortization of share-based compensation and the increase in bank guarantee fees and travelling expenses.

Other income (expenses), net

We had other expenses, net of $208,042 for the six months ended June 30, 2024 as compared with $323,734 other income for the same period in 2023. The net other expenses for the six months ended June 30, 2024 was mainly due to the exchange loss and fair value change of warrant liability.

Net Loss

We had a net loss of $2,099,146 for the six months ended June 30, 2024 compared to $1,621,164 for the same period in 2023. The increase in net loss was due to the combination of the factors discussed above.

Liquidity and Capital Resources

We generated a net loss of $2,099,146 and net cash used in operating activities of $700,941 for the six months ended June 30, 2024. In addition, we had an accumulated deficit of $41,682,583 and working capital of $2,432,159 as of June 30, 2024. Our operating results for future periods are subject to numerous risks and uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve profitability.

Our principal sources of liquidity during the six months ended June 30, 2024 and subsequently were proceeds from At The Market Offering Agreement (the “ATM Agreement”) we entered with H.C. Wainwright & Co., LLC on July 22, 2022. Pursuant to this ATM Agreement, we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. The ATM Agreement was amended on March 22, 2024 (“ATM Amendment No.1”), pursuant to which the Company may sell ordinary shares with an aggregate gross offering price of up to $9,600,000. From January to June 2024, we have received net proceeds of $323,934 through our utilization of such at-the-market offering program, although subsequent to June 30, 2024, we have raised an additional $7,470,909 via this program.

As of October 24, 2024, we had approximately $5.61 million of cash which is placed with financial institutions and is unrestricted as to withdraw al or use. Management’s plan for mitigating the conditions of substantial doubt about our ability to continue as a going concern includes a combination of improving operational efficiency, cost reductions, debt and equity. In June 2024, new 3D seismic exploratory operations at our 63,000 acre Kruh Block commenced. Importantly, we anticipate that the results of this seismic work will allow us to drill one new production well at Kruh Block in early 2025, with the remaining 13 wells to be drilled between 2025 and 2028, subject to the availability of funding necessary to conduct such activity. We currently do not have any outstanding short-term or long-term bank borrowings balance. Management expects that it will be able to obtain new bank loans based on past experience and our good credit history. We intend to meet our cash requirements for the 12 months following the date of the issuance of the condensed consolidated financial statements through operations and the foregoing potential funding opportunities.

We believe that our current cash and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of this report. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will be able to raise additional capital if needed.

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Contractual Obligations

After taking into consideration our updating seismic and drilling plans for Kruh Block as described above under “Update to Kruh Block Drilling Program”, the following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2024 for all the planned expenditures to be carried out at Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	Remainder of 2024	2025	2026 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-		6,050,000
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments -Citarum PSC		$-	$150,000	$39,100,000
Kruh Block KSO				-
Lease commitments	(d)	$774,297	$2,021,236	$72,649,378
Production facility		-	-	1,300,000
G&G studies	(a)	100,000	100,000	350,000
2D seismic	(a)	-	-	1,250,000
3D seismic	(a)	1,177,633	-	-
Drilling	(a)(c)	-	1,500,000	19,500,000
Workover		-	-	-
Certification		-	-	250,000
Abandonment and Site Restoration	(a)	26,263	52,526	525,264
Total commitments -Kruh KSO		$2,078,193	$3,673,762	$95,824,642
Total Commitments		$2,078,193	$3,823,762	$134,924,642

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to our economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of our operating lease agreements with third parties can be cancelled or terminated at any time by us.

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